UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                                  UPSNAP, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   916741 10 1
                                 (CUSIP Number)

                          134 Jackson Street, Suite 203
                                                   P.O. Box 2399
                         Davidson, North Carolina 28036
                                 (919) 412-8132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

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1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Tony Philipp

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                    (b) |_|

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3. SEC USE ONLY


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4. SOURCE OF FUNDS

   SC

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)
                                                                        |_|

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

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  NUMBER OF        7.   SOLE VOTING POWER                   3,910,000
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER                         0
   OWNED BY        -------------------------------------------------------------
     EACH          9.   SOLE DISPOSITIVE POWER              3,910,000
  REPORTING        -------------------------------------------------------------
 PERSON WITH       10.  SHARED DISPOSITIVE POWER                    0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,910,000
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.80%
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14. TYPE OF REPORTING PERSON

    IN
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

ITEM 1.  SECURITY AND ISSUER.

      The name of the issuer is Upsnap, Inc., a Nevada corporation ("Upsnap"), which has its principal executive offices at 134 Jackson Street, Suite 203, Davidson, North Carolina 28036. This statement relates to Upsnap's common stock, $0.001 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(f). This Schedule 13D is being filed by Tony Philipp, a citizen of the United States of America ("The Reporting Person"). The Reporting Person is Upsnap's Chief Executive Officer and President. He has served in such capabilities since November 15, 2005. The address at which the Reporting Person's occupation is conducted is 134 Jackson Street, Suite 203, Davidson, North Carolina 28036.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement by and among Upsnap and the shareholders of Up2004snap, Inc., dated November 15, 2005 ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, the common stock of Up2004snap, Inc. held by the Reporting Person was exchanged for common stock of Upsnap as of November 15, 2005, the closing date of the Share Exchange Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Person has acquired Upsnap's common stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to Upsnap's board of directors which were more fully described in an 8-K filed by Upsnap on November 17, 2005.

      Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 3,910,000 shares of the Upsnap's common stock, representing 20.80% of the outstanding shares of the Upsnap's common stock. The Reporting Person does not own any other securities of Upsnap.

(b) The Reporting Person has the sole power to vote and dispose of the 3,910,000 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.


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

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as disclosed herein and in the current report on Form 8-K filed by Upsnap on November 17, 2005, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.


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

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 2005

                                          /s/ Tony Philipp
                                        ----------------------------------------
                                        Name: Tony Philipp


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